Vivid Seats Inc.

111 N. Canal Street

Suite 800

Chicago, Illinois 60606

December 29, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivid Seats Inc.
Registration Statement on Form S-1 Filed November 5, 2021
File No. 333-260839

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Vivid Seats Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-260839) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 30, 2021 or as soon as practicable thereafter.

*    *     *    *

The Company requests that we be notified of such effectiveness by a telephone call to Cathy A. Birkeland of Latham & Watkins LLP at (312) 876-7681 or to Shagufa R. Hossain of Latham & Watkins LLP at (202) 637-2323 and that such effectiveness also be confirmed in writing.

Very truly yours,

Vivid Seats Inc.

/s/ Stanley Chia

Name: Stanley Chia
Title: Chief Executive Officer

cc:	Cathy A. Birkeland, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Bradley G. Faris, Latham & Watkins LLP